[SeaWorld Entertainment, Inc. Letterhead]

September 22, 2014

VIA EDGAR AND COURIER SERVICE

Linda Cvrkel

Beverly A. Singleton

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	SeaWorld Entertainment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 21, 2014
File No. 1-35883

Dear Ms. Cvrkel:

SeaWorld Entertainment, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 22, 2014, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

To assist in your review, we have retyped the Staff’s comments (displayed in italics) below, with the Company’s responses set forth immediately below the Staff’s comments.

Note 5. Earnings per Share, page F-14

1. We note from the disclosure included in Note 19 on page F-35 of your financial statements that unvested restricted shares carry dividend rights and therefore the dividends are payable as the shares vest in accordance with the underlying stock compensation grants. Based on this disclosure, it appears that your unvested restricted shares represent participating securities as such term is defined in ASC 260-10-20. Given the existence of these participating securities, please explain why you have not calculated your earnings per share for each period in which restricted shares were outstanding using the two-class method outlined in ASC 260-10-45.

The Company respectfully advises the Staff that it has not calculated its earnings per share for each period in which restricted shares were outstanding using the two-class method outlined in ASC 260-10-45 because the dividend rights of the unvested restricted shares will be forfeited if the related award does not vest. As the unvested restricted stock does not contain non-forfeitable rights to dividends, the awards are not considered participating securities as outlined in ASC 260-10-45-61A. As such, the two-class method was not applicable in the Company’s computation of earnings per share as the right of the holder to receive dividends will be forfeited if the award does not vest.

In response to the Staff’s comment, the Company will modify its disclosure in its earnings per share note in applicable future filings to read substantially similar to the following:

“In accordance with the Earnings per Share Topic of the FASB ASC, basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period (excluding unvested restricted stock). The shares of unvested restricted stock are eligible to receive dividends; however, dividend rights will be forfeited if the award does not vest. Accordingly, only vested shares of outstanding restricted stock are included in the calculation of basic earnings per share. Diluted earnings per share is determined based on the dilutive effect of unvested restricted stock probable of vesting using the treasury stock method.”

Note 11. Long-Term Debt, page F-17

2. We note from the disclosure included on page F-18 of your financial statements that as a result of Amendment No. 5 to your senior secured credit facilities, approximately $11,500 of debt issuance costs were written off and included as loss on early extinguishment of debt and write-off of discounts and deferred financing costs on the Company’s consolidated statement of comprehensive income for the year ended December 31, 2013. We also note that as a result of Amendments No. 4 and 5, the Company capitalized fees totaling approximately $14,000. Please explain how you accounted for Amendments No. 4 and 5 to your senior secured credit facilities pursuant to the guidance outlined in ASC 470-50-40. In a related matter, please explain why you believe it was appropriate to write-off $11,500 of debt issuance costs in connection with Amendment No. 5 and to capitalize fees totaling $14,000 in connection with Amendments No. 4 and 5 to your senior secured credit facilities.

The Company respectfully advises the Staff that:

•	The Company accounted for Amendments No. 4 and 5 to its senior secured credit facilities pursuant to the guidance outlined in ASC 470-50-40 as follows:

•	For Amendment No. 4, the guidance in ASC 470-50-40-21 was applied as the amendment increased the borrowing capacity of the senior secured revolving credit facility. As the borrowing capacity of the new arrangement was greater than the borrowing capacity of the old arrangement, unamortized deferred costs, fees paid to creditors, and third-party costs incurred were deferred and amortized over the term of the facility, pursuant to the guidance. There were no changes to syndicate members as a result of Amendment No. 4.

•	For Amendment No. 5, the Company first determined that the loan structure qualified as a syndicated loan under the guidance in ASC 470-50-55-2 and then conducted a cash flow analysis on a per syndicate member basis to determine if the related transaction qualified for modification or extinguishment treatment under the guidance.

•	In connection with Amendment No. 5, the Company wrote-off approximately $11.5 million of certain debt issuance costs related to syndicate members who ceased participating in the syndicate following Amendment No. 5 and certain discounts and fees related to syndicate members who had a substantial modification as defined in ASC 470-50-40-10 (defined as more than a 10% change in the present value of future cash flows) as a result of Amendment No. 5.

•	The Company capitalized fees of approximately $14.0 million in connection with Amendments No. 4 and 5 to its senior secured credit facilities as follows:

•	For Amendment No. 4, the Company capitalized fees as the amendment increased the borrowing capacity of the senior secured revolving credit facility, and therefore, under ASC 470-50-40-21, fees should be capitalized.

•	For Amendment No. 5, the Company also capitalized certain fees related to syndicate members who were either new to the syndicate or did not have a substantial modification as defined in ASC 470-50-40-10. The Company also capitalized certain third party fees for new debt and substantial modifications. Third party fees related to modifications that were not substantial were expensed as incurred.

•	In connection with the Staff’s comment, the Company has re-evaluated its application of the guidance in ASC 470-50 to Amendments No. 4 and 5 and determined that the $14.0 million it had originally capitalized related to Amendments No. 4 and 5 included certain fees that should have been expensed in accordance with the applicable guidance.

The Company also re-evaluated its application of the guidance in ASC 470-50 to all of its debt amendments, including Amendments No. 1, 2, and 3 to its senior secured credit facilities in prior years. As a result of this review, pursuant to the guidance in ASC 470-50-40, the Company determined that it was required to write-off original issue discount and debt issuance costs related to certain exiting syndicate members in prior years. In addition, the Company determined that for substantial modifications it was required to include certain other fees and discounts in the loss on early extinguishment of debt in 2011, 2012, and 2013. These errors resulted in the Company deferring more fees than it should have, and not extinguishing fees at the appropriate time. This, in turn, resulted in the Company amortizing the excess fees to interest expense over the subsequent periods.

The following table presents the impact of these corrections for the relevant financial statement line items in the Company’s previously issued consolidated financial statements:

	For the Year Ended December 31, 2013			For the Year Ended December 31, 2012			For the Year Ended December 31, 2011
	As Previously Reported	Adjustments	As Revised	As Previously Reported	Adjustments	As Revised	As Previously Reported	Adjustments	As Revised
Selected Statements of Comprehensive Income Data:	(Unaudited, in thousands, except per share amounts)
Operating expenses	$739,989	$3,333	$743,322	$726,509	$4,073	$730,582	$687,999	$4,326	$692,325

Interest expense	$93,536	$(2,914)	$90,622	$111,426	$(861)	$110,565	$110,097	$(12,356)	$97,741

Loss on early extinguishment of debt and write-off of discounts and deferred financing costs	$32,429	$(2,571)	$29,858	$—	$2,053	$2,053	$—	$15,129	$15,129

Income before income taxes	$75,482	$2,152	$77,634	$116,926	$(5,265)	$111,661	$32,541	$(7,098)	$25,443

Net income	$50,478	$1,442	$51,920	$77,444	$(3,223)	$74,221	$19,113	$(4,324)	$14,789

Earnings per share:
Net income per share, basic	$0.58	$0.02	$0.59	$0.94	$(0.04)	$0.90	$0.23	$(0.05)	$0.18
Net income per share, diluted	$0.57	$0.02	$0.59	$0.93	$(0.04)	$0.89	$0.23	$(0.05)	$0.18

The Company assessed the materiality of the misstatements above in accordance with ASC 250-10-S99-1 (Topic 1.M/SAB 99), Assessing Materiality, and concluded that the corrections were not quantitatively or qualitatively material to any of its previously issued annual or quarterly financial statements but would be significant to the third quarter of 2014, the quarter in which the errors were discovered, if the historical consolidated financial statements were not corrected.

In performing its materiality assessment, aside from a quantitative analysis, the Company also considered the qualitative impacts associated with the corrections and concluded the following:

•	The correction of the errors does not mask a change in earnings, revenue or other trends.

•	The correction of the errors does not impact cash.

•	The correction of the errors does not impact any forecast or guidance previously provided.

•	The correction of the errors does not hide a failure to meet analysts’ consensus expectations.

•	The correction of the errors does not change a loss into income or vice versa.

•	The correction of the errors does not impact revenue or Adjusted EBITDA, a non-GAAP measure the Company presents in its filings. Adjusted EBITDA is a component of the Company’s debt covenants and investors, lenders, financial analysts and rating agencies have historically used EBITDA related measures in the Company’s industry to make informed investment decisions.

•	The correction of the errors does not affect compliance with regulatory requirements or loan covenants.

•	The correction of the errors does not impact management compensation.

•	The errors were unintentional and the correction of the errors does not conceal unlawful transactions.

•	The correction of the errors should not influence the judgment of a reasonable person relying upon the financial statements.

In accordance with ASC 250-10-S99-2 (Topic 1.N/SAB 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company will revise its previously issued financial statements to correct the effect of these errors in its Quarterly Report on Form 10-Q for the three and nine months ending September 30, 2014 and subsequent future filings until the affected comparable periods have been corrected.

3. We note from the discussion of your debt obligations and their related covenants included on pages 48 and 49 of MD&A that your Senior Secured Credit Facilities and Senior Notes contain restrictions on your payment of dividends. Please revise the notes to your financial statements to disclose the significant terms of the restrictions on your ability to pay dividends that are provided for under the terms of your debt agreements. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

In response to the Staff’s comment, the Company will revise its disclosure relating to its debt note of the financial statements in applicable future filings to include disclosure substantially similar to the following:

“The Senior Secured Credit Facilities and the indenture governing the Senior Notes contain a number of covenants that, among other things, restrict the Company’s ability and the ability of its restricted subsidiaries to, among other things, make certain restricted payments (as defined in the applicable agreement), including dividend payments and share repurchases. In particular, the Senior Secured Credit Facilities and the indenture permit restricted payments in an aggregate amount per annum not to exceed the greater of (x) 6% per annum of initial public offering net proceeds and (y) (a) $90.0 million, so long as, on a pro forma basis (as defined in the applicable agreement) after giving effect to the payment of any such restricted payment, the Total Leverage Ratio, (as defined in the applicable agreement), is no greater than 5.00 to 1.00 and greater than 4.50 to 1.00, (b) $120.0 million, so long as, on a pro forma basis after giving effect to the payment of any such restricted payment, the Total Leverage Ratio is no greater than 4.50 to 1.00 and greater than 4.00 to 1.00, (c) the greater of (1) $120.0 million and (2) 7.5% of market capitalization (as defined in the applicable agreement), so long as, on a pro forma basis after giving effect to the payment of any such restricted payment, the Total Leverage Ratio is no greater than 4.00 to 1.00 and greater than 3.50 to 1.00 and (d) an unlimited amount, so long as, on a pro forma basis after giving effect to the payment of any such restricted payment, the Total Leverage Ratio is no greater than 3.50 to 1.00. As of XX/XX/XX, the Total Leverage Ratio as calculated under the Senior Notes was XXX to 1.00 and as calculated under the Senior Secured Credit Facilities was XXX to 1.00.”

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned at (407) 226-5081 or Jim.Heaney@seaworld.com.

Sincerely,

/s/ James M. Heaney
James M. Heaney
Chief Financial Officer

cc:	Igor Fert, Simpson Thacher & Bartlett LLP (via email)

Kara Klinger, Deloitte & Touche LLP (via email)

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